UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    October 5, 2004                      By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                                      ------------------------------------------
For Immediate Release:  October 4, 2004

              TECK COMINCO LIMITED ANNOUNCES DRILLING RESULTS FROM
                    ZAFRANAL COPPER PROPERTY IN SOUTHERN PERU

Vancouver, B.C. -- Teck Cominco Limited announces drilling results at its 100% owned Zafranal copper exploration project in southern Peru. The Zafranal property is located in the Paleocene Copper Belt of southern Peru, roughly 100 kilometers northwest of the city of Arequipa. The elevation of the property ranges from approximately 2500 to 2900 meters.

The Zafranal property was staked as part of a 2003 reconnaissance program targeted at porphyry copper deposits in southern Peru. Through a wholly-owned subsidiary, Teck Cominco holds or is being granted mining concessions covering approximately 39,000 hectares in the area of interest. Initial prospecting, mapping, and sampling in 2003 and 2004 outlined an area of approximately 2.5 kilometers by 1.0 kilometers of surface mineralization and alteration typical of a porphyry copper system. The main zone, untested by previous exploration, shows copper oxide mineralization on surface, a phyllic alteration zone, a hematite-rich "leached cap" and quartz-limonite stockwork development.

Final analytical results have now been received for a 12 hole reverse circulation drill program totalling 3,689 meters. A map showing drill hole locations and a table of assay results for mineralized intersections are attached . Highlights include the results for holes 7, 8, 9, and 10: an east-west alignment of holes, all drilled at minus 65 degrees to the south, which cover more than one kilometer in strike length of the mineralized trend.

HOLE NO.         FROM (M)      TO (M)       INTERVAL (M)         CU (TOTAL) (%)
--------         --------      ------       ------------         --------------

04-007           10            216          206                  0.55
                 120           190          70                   1.08

04-008           106           348          242                  0.66
                 116           226          110                  1.02

04-009           172           350          178                  0.41
                 174           268          94                   0.61

04-010           114           334          220                  0.41
                 164           238          74                   0.73



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
      TEL: (604) 687-1117     FAX: (604) 687-6100     www.teckcominco.com

In addition, holes 007 and 008 returned the following gold grades;

HOLE NO.         FROM (M)      TO (M)       INTERVAL (M)         GOLD (G/T)
--------         --------      ------       ------------         ----------

04-007            0            104          104                  0.27

04-007            120          190          70                   0.25

04-008            134          170          36                   0.24

Holes 04-001 to 04-006 were drilled upslope from holes 04-007 to 04-010 and intersected lower grade mineralization, often in the form of secondary copper (chalcocite).

Drill results are consistent with a mineralized blanket, 150 to 250 meters thick which dips parallel to the current slope orientation. Mineralization remains open along trend and down dip.

Initial microscopic analysis of drill chips indicates the main copper minerals to be chalcopyrite rimmed by chalcocite and minor covellite. Ore characterization and metallurgical testwork, including soluble copper and flotation tests, will continue with ongoing exploration.

Holes 007-010 represent only one line of drilling. A second drill program is in progress on the property, which involves an additional 3200 meters of reverse circulation and 1600 meters of diamond core drilling. Drilling will test areas along trend from holes 007-010 as well as down dip and at depth from the higher grade holes. Additional project information will be released as drilling is completed and analyses have been received.

Chips from the reverse circulation drilling are split at the drill site for each 2 meter interval. A 2 to 3 kilogram sample intended to be representative of each 2 meter interval is sent to ALS Chemex facilities in Lima where a 250 gram sub-sample is prepared. A portion of the sub-samples are shipped to ALS Chemex in Vancouver for analyses. Gold analysis is by 30 gram fire assay with an atomic absorption finish. Copper analysis is by aqua regia acid digestion and ICP-AES. Total copper analyses by multi-acid digestion and atomic absorption finish was completed by Teck Cominco's Global Discovery Labs in Vancouver on the same samples prepared and shipped by ALS Chemex. QA/QC, including the use of sample standards, blanks and duplicates as well as chain of custody is monitored by Teck Cominco. Mr. Steve Jensen P. Geo, Teck Cominco's Manager of Exploration for Peru, is the Qualified Person as defined by NI 43-101 for the project, and has verified the information contained in this release.

The Zafranal property is located in Peru. Mineral exploration and mining activities in Peru may be affected by changes in political or national economic conditions beyond the control of Teck Cominco. Further exploration and possible development of Zafranal will require various environmental and other permits and government authorizations. Permitting requirements or environmental regulations could have a material adverse impact on further exploration or development of the Zafranal property. There is no assurance that further exploration of the Zafranal property will result in the discovery of minerals in sufficient quantity or with adequate grade to justify development of the property.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $5.5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.


                                     - 30 -


For additional information, please contact:

Greg Waller
Teck Cominco Limited
(604) 687-1117

                               [GRAPHIC OMITTED]
                                     [MAP]

                               ZAFRANAL HOLES 1-12

Assay intervals of >0.2% Cu over >20 m width

        ----------------------------------------------------------------------
        HOLE NO.           FROM (M)       TO (M)      INTERVAL (M)     CU (%)
        ----------------------------------------------------------------------
        04-001                 140           295           155            0.27
        ----------------------------------------------------------------------
        Incl.                  230           250            20            0.44
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-002                  98           120            22            0.24
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-003                  --            --            --              --
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-004                 164           220            56            0.26
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-005                  --            --            --              --
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-006                  74           132            58            0.22
        ----------------------------------------------------------------------
        Incl.                  100           126            26            0.34
        ----------------------------------------------------------------------
                               224           254            30            0.24
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-007                  10           216           206            0.55
        ----------------------------------------------------------------------
        Incl.                   10           120           110            0.29
        ----------------------------------------------------------------------
        Incl.                  120           190            70            1.10
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-008                 106           348           242            0.66
        ----------------------------------------------------------------------
        Incl.                  106           248           142            0.9
        ----------------------------------------------------------------------
        Incl.                  116           226           110            1.0
        ----------------------------------------------------------------------
        Incl.                  116           186            70            1.15
        ----------------------------------------------------------------------
        Incl.                  320           338            18            0.88
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-009                 172           350           178            0.41
        ----------------------------------------------------------------------
        Incl.                  174           268            94            0.61
        ----------------------------------------------------------------------
        Incl.                  174           220            46            0.80
        ----------------------------------------------------------------------
        Incl.                  220           268            48            0.42
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-010                 114           334           220            0.41
        ----------------------------------------------------------------------
        Incl.                  164           238            74            0.73
        ----------------------------------------------------------------------
        Incl.                  164           208            44            0.90
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-011                 106           252           146            0.22
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------
        04-012                  86           176            90            0.32
        ----------------------------------------------------------------------